FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

02051440

PE
8-14-02

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

---

14 August 2002, *Tranz Rail Appoints New Chairman, New Director*

TRANZ RAIL

For Immediate Release
14 August 2002

TRANZ RAIL APPOINTS NEW CHAIRMAN, NEW DIRECTOR

Tranz Rail has named recently appointed New Zealand based director Wayne Walden as its new chairman and added another New Zealander, Roger Armstrong, to its board.

These most recent changes reflect the company's move towards appointing a board that reflects its predominantly New Zealand based ownership.

Mr Walden replaces Robert Wheeler, who is retiring from the board. Mr Wheeler had been chairman since August 1999 and a director since 1993.

Mr Walden was appointed a director in July. He has more than 30 years experience in the retail and wholesale sectors (most recently as Managing Director of Farmers Deka) and is Deputy Chairman of Meat New Zealand and a director of Mighty River Power.

Mr Armstrong is well known throughout New Zealand's financial community as an independent financial analyst providing research for sharebrokers, institutions and corporates. After a two-year period with Treasury in 1981- 82 he went on to hold a number of Analyst, Head of Research and Senior Analyst positions within prominent investment banks and institutions. He is also well known as a media commentator on financial matters.

Three other long-serving directors Francis Small, Thomas Power and Kenneth Bowell have joined Mr Wheeler in deciding to step down from the current Tranz Rail board. Mr Small and Mr Power have been directors since 1993 and Mr Bowell joined the board in 1994.

Tranz Rail signalled its intention to make board changes at last December's annual meeting, and following significant ownership changes earlier this year announced its intention to bring a more New Zealand focus to the board.

"We wanted high calibre and experienced people for the job and we've taken our time to make sure we've got them," said managing director Michael Beard.

Mr Walden, the incoming chairman, said the contribution of those leaving the board could not be underestimated.

"Tranz Rail has been through an intensive, long-term restructuring programme during which there have been many difficult decisions. However the company is now on a very solid foundation having come through nearly two years of restructuring, and is well-placed to go forward," says Mr Walden.

"Given the recent changes in ownership, the near completion of restructuring and the forward looking company strategy for growth it is appropriate that a new board is in place to drive towards that goal of being New Zealand's No.1 freight company."

New Zealand investors own about 70% of Tranz Rail after major changes to the share register in February when Canadian National (formerly Wisconsin Central Transportation) sold its 24% stake and Fay Richwhite sold its 14% stake.

In February, John Loughlin, the Chief Executive and a Director of the Richmond Meat Company, became a Tranz Rail Director, replacing Carl Ferenbach.

Mr Walden and Jon Cimino joined Mr Loughlin on the board last month. Mr Cimino is the Chairman of UBS Warburg NZ, a Director of Waste Management NZ and Genesis Research and Development, and a member of the New Zealand Stock Exchange Market Surveillance Panel. Overseas-based Director David Richwhite left last month.

The new-look board now comprises: Mr Walden (Chairman), Mr Armstrong, Mr Beard (Managing Director), Mr Cimino, Leigh Davis, Mr Loughlin and Thomas Rissman.

Media inquiries to:

Alan McDonald
Media Spokesman
09 270 5305
027 431 3920

TRANZ RAIL

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
Email: wcollins@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Wayne Collins
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereto duly authorized.

Tranz Rail Holdings Limited
(Registrant)

By: ______________________
WAYNE COLLINS
Chief Financial Officer

Date: **14 August 2002**